NATIONAL

HOLDINGS CORPORATION

120 Broadway, 27th Floor, New York, NY 10271, Phone 212-417-8210, Fax 212-417-8010

October 29, 2013

VIA EDGAR AND FEDERAL EXPRESS

Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          National Holdings Corporation

Registration Statement of Form S-1

Filed October 10, 2013

File No. 333-191662

Dear Ms. Hayes:

National Holdings Corporation, a Delaware corporation (the "Company," "we" or "our,"), has electronically transmitted the following: (1) this letter; and (2) Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). We have also sent to you by Federal Express courtesy copies of the following: (i) this letter; and (ii) a clean copy of Amendment No. 1, as well as a copy which has been marked to show changes from our Registration Statement on Form S-1 (File No. 333-191662), filed by us on October 10, 2013.

Set forth below are our responses to the comments raised in the March 15, 2013 comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

For your convenience, we have provided each of the Staff's comments followed by our responses.

Registration Statement of Form S-1

1. We note your disclosure page 86 and your Report of Independent Registered Public Accounting Firm regarding you operating as a going concern. Please include a specific risk factor that addresses your risks associated with operating as a going concern.

Response: We have inserted a new risk factor on page 13 of Amendment No. 1 addressing the risks associated with operating as a going concern.

Securities and Exchange Commission

October 29, 2013

2. Please include the information required by Item 402 of Regulation S-K for your fiscal year ended on September 30, 2013. Refer to Regulation S-K Compliance and Disclosure Interpretation 217.11 for guidance.

Response: The has revised its disclosure beginning on page 64 of Amendment No. 1 to include the information required by Item 402 of regulation S-K for our fiscal year ended September 30, 2013.

* * * * *

Notwithstanding the Staff’s comments, in the event we request acceleration of the effective date of the pending registration statement, we will furnish the Staff a letter, at the time of such request, acknowledging that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (561) 981-1007, or our outside legal counsel, James Kaplan at (212) 704-6044, if you have any questions or comments regarding the filing or this letter.

Very truly yours,

/s/ Alan B. Levin
Alan B. Levin
Chief Financial Officer

cc:           Securities and Exchange Commission

Eric Envall

Michael Seaman

Securities and Exchange Commission

October 29, 2013

National Holdings Corporation

Mark Klein

Robert Fagenson

Troutman Sanders LLP

James Kaplan, Esq.

Joseph Walsh, Esq.

RBSM (f/k/a Sherb & Co., LLP)

Manny Tzagarakis, CPA